May 1, 2008

Via Federal Express and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Chris White, Branch Chief

Re:	SMF Energy Corporation
Form 10-K for the year ended June 30, 2007
Filed September 28, 2007
File No. 1-14488

Form 10-Q for the period ended December 31, 2007
Filed February 14, 2008

Dear Mr. White:

On behalf of SMF Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 10, 2008, regarding the above-referenced filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number.

Form 10-K for the year ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EBITDA—Non-GAAP Measure, page 25

Comment: 1. We note you believe your EBITDA measure is a useful for an investor to meaningfully trend and analyze the performance of your core cash operations. (a) Tell us and disclose if you use EBITDA as a performance measure or a liquidity measure. If you use it as a liquidity measure, please provide a reconciliation to the nearest GAAP measure - cash flow from operations. Further, tell us your consideration of Item 10(e)(1)(ii)(B) of Regulation S-K, and why it is appropriate to include stock-based compensation in your calculation of EBITDA. For your reference, please see the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov.

Securities and Exchange Commission
May 1, 2008

Response: The Company uses EBITDA, as it is defined by SMF, as a performance measure, not a liquidity measure. Accordingly, in accordance with Regulation G, the Company provides a detailed explanation of the components of EBITDA as well as a full reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, which is net income or net loss from operations.

We have considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K, which states that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

The Company excludes stock-based compensation in its calculation of EBITDA not because it is non-recurring, infrequent or unusual, but because it is an expense that is amortized using the uniform method of expensing stock based compensation over the estimated life of the award. This amortization expense is similar to other items typically included in EBITDA and allowed per Item 10(e)(1)(ii)(A) of Regulation S-K, specifically depreciation and amortization of property and equipment, and intangible assets. Additionally, while the Company adopted FAS 123R and recognizes this stock-based compensation expense in its GAAP financial statements, excluding it from EBITDA is appropriate because management does not consider the current level of stock-based compensation when it is evaluating the core operating performance of the Company.

For ease of reference, in the reconciliation, the Company separately segregated stock based amortization for convenient cross referencing back to the audited financial statements included in the Form 10-K. The Company believes the reconciliation of the Company’s EBITDA to its comparable GAAP financial measure adheres to Regulation G and the specific breakout of the stock based compensation amortization expense provides greater reconciliation detail to the investor to use for evaluation of the Company’s underlying business performance.

Pro Forma EBITDA, page 26

Comment: 2. Pro Forma EBITDA. Please address each issue in our comment regarding EBITDA similarly for your Pro Forma EBITDA non-GAAP measure. In addition, please expand on your disclosure as to why you believe this is a useful measure to an investor. Finally, tell us your consideration of Item 10(e)(1)(ii)(E) of regulation S-K in naming this non-GAAP measure.

Securities and Exchange Commission
May 1, 2008

Response: The Company uses Pro Forma EBITDA, as the term is defined by SMF, as a performance measure and in accordance to Regulation G, the Company provides a full reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, which is net income or net loss. The Company’s disclosure in its June 2007 10K defines “Pro Forma EBITDA, a non-GAAP measurement used and defined by us as net loss excluding non-cash items, corporate infrastructure and integration costs, stated interest expense and net gain on sale of assets.” It further states, “We believe this non-GAAP measurement is useful to the investor because it demonstrates the material effect our financing, acquisition and corporate development programs have on the performance of our business.”

The Form 10-K discloses that the excluded expenses were attributable to the Company building a new corporate infrastructure that would facilitate the expansion of its business through acquisition and internal growth. As the Company stated in the Executive Summary in its June 2007 Form 10-K, “We have made significant investments in building a corporate infrastructure which includes the Enterprise Resource Planning system implementation, the addition of key personnel, and expansion of office space, among other enhancements, which we believe will enable us to execute on our growth strategy”. The costs to build that infrastructure were significant and the Company believes that segregating that information for the investor by the use of this non-GAAP measure was useful in identifying the performance of the business.

As noted by the Staff, Regulation S-K Item 10(e)(1)(ii)(B) states that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

First, the Company excluded non-cash items, stated interest expense and net gain on sale of assets in its calculation of Pro Forma EBITDA, not on the basis of these expenses being non recurring, infrequent or unusual, but rather on the basis that, notwithstanding the Company’s reported losses in its GAAP financial statements, one relevant measure of the Company’s current operating performance was one that excluded not only depreciation, amortization and stock based compensation but also other non-cash items.

On the other hand, the Company did exclude corporate infrastructure and integration costs in its calculation of Pro Forma EBITDA because the dramatic increase in those costs in 2006 and the first part of 2007 was an unusual and infrequent event that did not occur in the prior two year period and is not likely to recur within the next two years. As noted above, during this period of time, the Company had embarked on an expensive program to build a new corporate infrastructure that would comply with the internal controls and other requirements of the Sarbanes-Oxley Act of 2002 as well as allow further expansion, from internal growth and new acquisitions. The Company believes that, for investors seeking to assess the short term performance of its core business and for purposes of comparing performance to its previous two fiscal years, it was important to exclude not only the non-cash expenses but also these necessary infrastructure ramp up costs because they were unusual as they did not exist in the prior two years. The Company also believes that its Pro Forma EBITDA measurement, which was completely reconciled with its GAAP operating results as required by Regulation G, provided investors with a convenient and useful way to measure the impact that the financing and other non-cash costs, coupled with the costs of the corporate development program, were having on the overall performance of the business.

Securities and Exchange Commission
May 1, 2008

The Company believes that the Pro Forma EBITDA was a meaningful explanation of how the Company’s core business was performing in terms of everyday operations. The Company also believes that, without the Pro Forma EBITDA calculation, investors would have found it very difficult to discern this information from the GAAP financial statements. Moreover, the thorough reconciliation of Pro Forma EBITDA with the Company’s financial statements allowed the investor to make an independent assessment of the value of the non-GAAP figures as well as the impact that the charges excluded from the Pro Forma EBITDA figures have had on the Company’s performance. The Company also expanded its discussion for the use of Pro Forma EBITDA in the text of the MD&A section, highlighting this purpose.

As stated in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” referenced by the Staff (the “FAQ”), “Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” In this regard, it bears noting that, the corporate expansion program has now been completed, so the Company did not include this non-GAAP measurement in its December 2007 Form 10-Q and does not expect to include it in future filings since all comparative periods reflect the expanded infrastructure.

The Company believes that many of the historical concerns about misleading disclosure of non-GAAP measures that might justify a restrictive reading of Item 10(e)(1)(ii)(B) have been obviated by Regulation G, which has resolved the potential for misleading non-GAAP disclosure by mandating clear and prominent reconciliation to the GAAP measures. This is especially true when, as suggested by the FAQ, the Company describes the manner in which management uses the non-GAAP measure to conduct or evaluate its business, including the economic substance behind its decision to use such a measure, and the substantive reasons why it believes the non-GAAP financial measure provides useful information to investors. Moreover, the level of detail provided by the Company’s reconciliation of EBITDA and Pro Forma EBITDA and the accompanying discussion in the Management’s Discussion and Analysis section should preclude any concern that investors might not recognize the limitations associated with use of the non-GAAP financial measure as compared to the use of the comparable GAAP measure. In this case, the Company featured a clear and detailed reconciliation of its non-GAAP measures, in accordance with Regulation G as well as a clear explanation of the reasons for, and value of, the non-GAAP measure. Accordingly, the Company believes that the additional disclosure provided by the fully reconciled non-GAAP measure was not inappropriate or misleading under these circumstances. The Company also believes that, after Regulation G, an interpretation of Item 10(e)(1)(ii)(B) that would prohibit disclosure like the Pro Forma EBITDA calculation under these circumstances would be inconsistent with the philosophy of the federal securities laws to encourage rather than inhibit such additional, meaningful disclosure.

Securities and Exchange Commission
May 1, 2008

Finally, as the Staff notes, Item 10(e)(1)(ii)(E) states that a registrant must not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. The Company’s disclosure in its June 2007 Form 10-K uses the title “Pro Forma EBITDA”, immediately stating that it is a non-GAAP measurement. The disclosure also clearly states that it is a measurement “used and defined by us”. Accordingly, the Company believes that the title, “Pro Forma EBITDA”, is not the same as or subject to confusion with other GAAP financial measures. While the Company acknowledges that EBITDA is commonly used as a non-GAAP measurement, it believes that the use of the term “Pro Forma” as a modifier adequately distinguishes it from EBITDA. Moreover, the Company is not aware of the use of any similarly titled GAAP measurement to “Pro Forma EBITDA”.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 36

Comment: 3. Please revise your disclosure to include a discussion related to your commodity price risk (in Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 36). We note your disclosure related to commodity price risk in your Fuel and Lubricant discussion on page 6, and your risk factors related to Fuel Pricing and Supply Availability on page 9.

Response: The Company historically has been immune to increases in the price of fuel since it has passed on price increases from our suppliers to our customers. In fact, in the two sections of the Form 10-K cited by the Staff, the Company expressly states that commodity price risk is mitigated by purchasing and delivering fuel supplies daily and generally utilizing cost-plus pricing when billing customers. The disclosure in the Risk Factors of the possibility of not being permitted to use cost-plus pricing or daily purchases and sales of fuel was not considered sufficiently likely to warrant repeating that possibility in Item 7A. In fact, no such risk has materialized or is considered a realistic possibility today. Moreover, the Company cannot reasonably estimate the financial impact of discontinuing daily cost-plus pricing, as would require a complete change of its business model. The mention of low risk possibilities like these in the Risk Factors, out of an abundance of caution, should not warrant a special reference in Item 7A, where its inclusion could mislead investors into believing that a complete reform of the Company’s current business plan was likely or even feasible. Accordingly, the Company respectfully declines to amend its filing to reflect this unlikely possibility in Item 7A.

On the other hand, it bears noting that, in response to the historic increase in fuel prices in the past year, in its more recent periodic filings the Company has identified a new, previously unrecognized market risk that it has included as additional disclosure in the Quantitative and Qualitative Disclosures about Market Risks sections of those filings. In particular, the Company’s Forms 10-Q for the quarters ended September 30, 2007 and December 30, 2007 both discuss the impact of the unprecedented escalation of fuel prices on the Company’s ability to obtain short-term credit from suppliers for the higher dollar value of fuel sold to customers.

Securities and Exchange Commission
May 1, 2008

Note 2. Summary of Significant Accounting Policies

Segment Information, page F-9

Comment: 4. We note your chief operating decision maker evaluates operations from a number of different operational perspectives and that you derive all significant revenues from a single reportable operating segment. Tell us more specifically how your chief operating officer evaluates operations of each of the four businesses described on pages 3-5. Also, citing guidance under SFAS No. 131, tell us how you have concluded you have one reportable segment.

Response: The Company follows FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which requires a company to report financial and descriptive information about its reportable operating segment. The Company derives all significant revenues from a single reportable operating segment, namely the distribution of petroleum products. As a result, the Company does not report more than one segment.

The Company provides disclosure of the range of services that it provides in pages 3 to 5 of its Management’s Discussion and Analysis section. While the Company records and presents information on revenue basis for those four services, the aggregate of three of these services do not reach the quantitative threshold of 10% of revenue required by FAS No. 131, paragraph 8, for segment reporting.

The Company does not review separate net loss information related to those services, nor does it assign significant assets to them. For example, the assets used in Emergency Response (e.g., fueling equipment, etc.) may be the same assets utilized in the Commercial Mobile and Bulk Fueling services. Operating resources, such as delivery trucks and facilities, are not particularly tracked to a specific type of petroleum products, such as fuel, lubricants or chemicals, as truck compartments can be used interchangeably after proper cleaning, which occurs frequently.

The Company follows guidance under SFAS No. 131 to review the definition of an operating segment, reviewing in particular paragraphs 10 through 18. The Company considered the following factors when reviewing those paragraphs:

Senior Management, which includes the Chief Executive Officer and Senior Vice Presidents, evaluate the business and make business decisions based on consolidated metrics such as total gallons sold, margin per total gallons sold, or gross margin per total gallons sold and consolidated results. Management evaluates its business and makes business decisions based on consolidated metrics and geographic performance for its distribution services for all petroleum products taken as a whole not by product type.

Securities and Exchange Commission
May 1, 2008

Allocation of resources is not done based on type of petroleum product but rather on functional needs, such as those location managers and administrative personnel that are handling the support for all product types. Resources are not allocated on the basis of segregating particular geographic locations but as needs arise. Support teams, such as IT and Accounting, provide support to all locations as needed.

The Company does not have a Senior Manager or Management teams assigned to particular types of products. Additionally, only one manager is assigned to each geographic location, overseeing many types of petroleum products.

The Company does not prepare or distribute separate profit and loss statements on a product basis but only by geographic location. The Company’s Board of Directors receives information similar to the internally generated profit and loss statements, where the reports do not separate operating results on product basis but by location for ease of review.

While profit and loss statements and other information are often prepared on a geographic location basis for ease of review, the geographic areas are not economically different across the country and therefore do not constitute separate geographic segments. The geographic areas have similar economic characteristic in regards to the nature of the products and services, nature of the processes, type of customers, methods used to distribute the products and the nature of the regulatory environments.

In future filings, the Company will expand its accounting policy disclosure with respect to how it has determined the number of segments to disclose in its financial statements.

Closing Comments.

In connection with responding to the Staff’s comments, the Company acknowledges that:

Securities and Exchange Commission
May 1, 2008

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the Company’s President, Richard Gathright, at (954) 308-4175 or the undersigned at (303) 892-7484 if you have any questions concerning the Company’s responses.

Sincerely,

/s/ S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp
Enclosures
cc:	Richard Gathright
Bob Carroll
Kim Calder